HappyNest Holdings, LLC

527 Primrose Lane

Superior, Colorado 80027

August 18, 2022

Ms. Catherine DeLorenzo

Office of Real Estate and Construction

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HappyNest REIT, Inc.

Amended Offering Statement on Form 1-A

Filed July 29, 2022 / File No. 024-10928

Dear Ms. DeLorenzo:

On behalf of HappyNest REIT, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 9:00 a.m., Eastern Time, on August 22, 2022, or as soon thereafter as is practicable.

Please call the undersigned at (800) 507-7345 when qualified.

Very truly yours,

HappyNest Holdings, LLC

By:	/s/ Jesse Prince
Jesse Prince, Chief Executive Officer